                                                                    EXHIBIT 12.1



                       FIRST INDUSTRIAL REALTY TRUST, INC.

                      COMPUTATION OF RATIOS OF EARNINGS TO

                 FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (A)

                             (DOLLARS IN THOUSANDS)

                                                             FOR THE YEAR ENDED DECEMBER 31,
                                                  ----------------------------------------------------
                                                    1997       1996       1995       1994       1993
                                                  --------   --------   --------   --------   --------
Income (loss) before disposition of interest
     rate protection agreement, gain on
     sales of properties, minority interest
     and extraordinary items ..................   $ 64,949   $ 36,524   $ 19,756   $  8,855   $ (3,399)

Plus interest expense and
     amortization of deferred financing
     costs and interest rate protection
     agreements ...............................     52,671     32,240     33,029     26,461     19,184
                                                  --------   --------   --------   --------   --------

Earnings before disposition of interest rate
     protection agreements, gain on sales of
     real estate, extraordinary items, minority
     interest and fixed charges ...............   $117,620   $ 68,764   $ 52,785   $ 35,316   $ 15,785
                                                  ========   ========   ========   ========   ========

Fixed charges and preferred stock
     dividends (b) ............................   $ 65,678   $ 36,660   $ 33,821   $ 26,511   $ 19,197
                                                  ========   ========   ========   ========   ========

Ratio of earnings to combined fixed
     charges and preferred stock
     dividends (c) ............................       1.79x      1.88x      1.56x      1.33x        -- (d)
                                                  ========   ========   ========   ========   ========



(a) The Company completed its initial public offering on June 30, 1994. Information prior to the initial public offering includes the operations and accounts of the Company's predecessor and information subsequent to the initial public offering includes the historical operations and accounts of the Company.

(b)  There was no preferred stock outstanding prior to November, 1995.

(c) For purposes of computing the ratios of earning to fixed charges and preferred stock dividends, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income (loss) before disposition of interest rate protection agreement, gain on sales of properties, minority interest and extraordinary items. Fixed charges consist of interest costs, whether expensed or capitalized, and amortization of interest rate protection agreement(s) and deferred financing costs.

(d) For the year ended December 31, 1993, earnings were not sufficient to cover fixed charges. Additional earnings of $3.4 million would have been required to achieve a ratio of 1.0 for the year ended December 31, 1993.